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             UNITED STATES                                OMBAPPROVAL
     SECURITIES AND EXCHANGE COMMISSION         --------------------------------
          Washington, D.C. 20549                 OMB Number:           3235-0058
                                                 Expires:         March 31, 2006
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      FORM 12b-25                                       SEC FILE NUMBER
                                                           1-10702
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   NOTIFICATION OF LATE FILING                           CUSIP NUMBER
                                                            880779
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(Check one):      |_|  Form 10-K    |_|  Form 20-F    |_|  Form 11-K
                  |X| Form 10-Q     |_|  Form N-SAR   |_|  Form N-CSR


                  For Period Ended:  September 30, 2005

                  |_|  Transition Report on Form 10-K

                  |_|  Transition Report on Form 20-F

                  |_|  Transition Report on Form 11-K

                  |_|  Transition Report on Form 10-Q

                  |_| Transition Report on Form N-SAR

                    For the Transition Period Ended:


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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Terex Corporation
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Full Name of Registrant


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Former Name if Applicable


500 Post Road East, Suite 320
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Address of Principal Executive Office (Street and Number)


Westport, Connecticut 06880
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
|_| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in Current Reports on Form 8-K furnished to the Securities and Exchange Commission, Terex Corporation ("Terex" or the "Company") has commenced a detailed examination in an effort to reconcile imbalances in certain of the Company's accounts. Based on the results of its review, the Company concluded that the financial statements of Terex for the years ended December 31, 2000, 2001, 2002 and 2003 and for the quarters ended March 31, 2004 and June 30, 2004 need to be restated to correct certain errors. In addition, Terex is also reviewing other historical accounting issues, including historical revenue recognition practices, certain reserve balances and certain transactions with United Rentals, Inc. The Company's internal review activities have not yet been completed and the Company is currently working to complete its financial statements for the year ended December 31, 2004. In addition, the Company has not yet completed its assessment of effectiveness of internal control over financial reporting as of December 31, 2004, although, as previously disclosed in Current Reports on Form 8-K, the Company has determined that material weaknesses existed in the Company's internal control over financial reporting which contributed to the occurrence of these errors. The Company anticipates filing all appropriate documents, including applicable financial statements, for the year ended December 31, 2004 and prior periods with the SEC as soon as practicable. Once these reports are filed, the Company will file its Quarterly Reports for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 as soon thereafter as possible. The Company has received a waiver from its bank lending group with respect to delivery of financial statements until February 15, 2006.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Eric I Cohen                  203                        222-7170
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          (Name)                 (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is
     no, identify report(s). |_| Yes   |X| No


     Quarterly Report on Form 10-Q for the period ended September 30, 2004
     ---------------------------------------------------------------------
     Annual Report on Form 10-K for the period ended December 31, 2004
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     Quarterly Report on Form 10-Q for the period ended March 31, 2005
     ---------------------------------------------------------------------
     Quarterly Report on Form 10-Q for the period ended June 30, 2005
     ---------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                |X|Yes    |_| No

The Company expects total revenue for its fiscal quarter ended September 30, 2005, to be approximately $1,528.3 million, an increase of 22% from total revenue of approximately $1,251.8 million in the fiscal quarter ended September 30, 2004. At this time, the Company anticipates fully diluted earnings per share for the fiscal quarter ended September 30, 2005 to be $1.06, as compared to $0.89 for the fiscal quarter ended September 30, 2004.


                                             TEREX CORPORATION
                                     ------------------------------------------
                                    (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 9, 2005
                           By: /s/ Phillip C. Widman
                               Phillip C. Widman
                               Senior Vice President and Chief Financial Officer